Exhibit 12.1
Volcano Corporation
Computation of Ratio of Earnings to Fixed Charges
(unaudited — in thousands, except ratios)

	Six Months Ended June 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Net loss
Net loss before income taxes	$(1,813)	$(10,518)	$(8,305)	$(15,191)	$(16,154)	$(15,091)	$(6,336)
Fixed charges	360	3,930	4,356	5,586	5,061	847	443

Total	$(1,453)	$(6,588)	$(3,949)	$(9,605)	$(11,093)	$(14,244)	$(5,893)

Fixed Charges
Interest expense on indebtedness and amortization of deferred financing costs	$161	$3,766	$4,013	$5,311	$4,784	$565	$46
Interest component of rentals (1)	199	164	343	275	277	282	397

Total	$360	$3,930	$4,356	$5,586	$5,061	$847	$443

Deficiency of earnings available to cover fixed charges	$(1,813)	$(10,518)	$(8,305)	$(15,191)	$(16,154)	$(15,091)	$(6,336)

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.